U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006.

KINGSWAY FINANCIAL SERVICES INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F                      Form 40-F      X

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Item	Description	Sequential Page Number
1.	Press Release dated November 7, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: November 7, 2006	By:	/s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY ANNOUNCES NORMAL COURSE ISSUER BID

Toronto, Ontario (November 7, 2006) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. (“Kingsway”) announced today that The Toronto Stock Exchange (the “Exchange”) has accepted a notice filed by Kingsway of its intention to make a Normal Course Issuer Bid (the “Bid”).

The notice provides that Kingsway may, during the 12 month period commencing November 9, 2006 and ending November 8, 2007, purchase on the Exchange up to 2,800,000 common shares, being less than five percent (5%) of the total number of common shares outstanding. As at November 3, 2006, 56,084,391 common shares were issued and outstanding. The price which Kingsway will pay for any such shares will be the market price at the time of acquisition. The actual number of common shares which may be purchased pursuant to the Bid and the timing of any such purchases will be determined by management of Kingsway. All common shares purchased pursuant to the Bid will be cancelled.

Kingsway purchased 562,800 common shares during the twelve months preceding the date of the notice at an average price of C$22.13. All of such shares were purchased for cancellation.

Kingsway believes that its common shares have been trading in a price range which does not adequately reflect the value of such shares in relation to the business of Kingsway and its future business prospects. As a result, depending upon future price movements and other factors, Kingsway believes that its outstanding common shares may represent an attractive investment to Kingsway. Furthermore, the purchases are expected to benefit all persons who continue to hold common shares by increasing their equity interest in Kingsway.

About the Company

Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.

Lincoln General Insurance Company, Universal Casualty Insurance Company, American Service Insurance Company, Southern United Fire Insurance Company, Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and Kingsway Reinsurance (Bermuda) Ltd. are all rated “A-” (Excellent) by A.M. Best. Kingsway General and York Fire are rated “B++” (Very Good) and American Country and U.S. Security are rated “B+” (Very Good) by A.M. Best. The Company’s senior debt is rated investment grade “BBB-”(stable) by Standard and Poor’s and A.M. Best and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:

Shaun Jackson

Executive Vice President and Chief Financial Officer

Tel: (905) 629-7888

Fax: (905) 629-5008

Web Site: www.kingsway-financial.com